FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD ENDED 31 JANUARY 2009

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the nine month period ended 31 January 2009 and should be read in conjunction with the consolidated financial statements and the related notes. The date of this Management Discussion and Analysis is 12 March 2009. Additional information on the Company is available on SEDAR at www.sedar.com.

BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

PFN is a mineral exploration company focused on the acquisition, exploration and development of Platinum Group Metals (PGM) properties. The Company is currently expanding its acquisition strategy to include advanced gold, silver, and base metal properties. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of forming options and/or joint ventures with major mining companies through to production. To that end, PFN has option/joint venture agreements with Anglo Platinum, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly owned Mexican subsidiary, Pacific North West Capital De Mexico has been incorporated, and will act as an operating and acquisition company in Mexico.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

PROJECT OVERVIEW:

RIVER VALLEY, ONTARIO

On 5 November 2007, a $525,000 budget was approved for the River Valley PGM Project by joint venture partner Anglo Platinum Limited ("Anglo Platinum"); the largest primary producer of PGM in the world. The budget was for the continued evaluation of the Interior River Valley Intrusive (RVI). In August 2008, with funds remaining from the 2007 budget, a limited re-sampling of certain exposures was completed. In September 2008, commodity markets suffered major declines. In light of these declines, Anglo Platinum informed PFN of its intention to place the River Valley project on temporary hold until metal prices improved. A $285,000 budget was approved for the project in 2008 to finalized data compilation and archiving, to complete the transfer of mining claims to mining lease, and to wind down operations at the Sudbury Exploration office. A further $245,000 budget was approved for the project in 2009 to complete reclamation work on the River Valley property. As of 31 January 2009, the process of archiving material, storing equipment, and shutting down operations in Sudbury was 90% complete. Reclamation work is planned for the summer of 2009.

An additional $150,000 budget has been allocated for 2009 to fund a geochemical study of the River Valley mineralization. This study will be conducted by Dr. Reid Keays of Monash University, Melbourne, Australia. Dr. Keays is an expert in the geochemistry of nickel and platinum group metal deposits. The study will examine the full suite (Pt, Pd, Rh, Os, Ir, Ru) PGM content of the ore, and will establish a model for the genesis of high grade styles of mineralization found locally within the deposit. Re-sampling of selected River Valley drill holes was completed in January, 2009, and the samples have been submitted to the Ontario Geoscience Laboratories for analytical work. Results of the study are expected in the Fall of 2009.

The River Valley PGM Project is a 50/50 joint venture with Anglo Platinum Limited. Anglo Platinum has committed over $22 million to the joint venture to date and may earn a 60% interest in the project by completing a feasibility study, and a 65% interest by funding it through to production. Pacific North West Capital is the operator of the project.

WEST TIMMINS, ONTARIO

The West Timmins Nickel Project is an option/joint venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the project. The project covers 355 km2 (26,928 hectares), and is located approximately 60 km west of Timmins, Ontario near Xstrata’s profitable Montcalm Mine.

A diamond drill program was completed in 2007 with no significant intersections. The drill program targeted geophysical and geochemical anomalies identified in previous work programs. Numerous additional airborne EM (AeroTEM), Pulse borehole EM, and geochemical anomalies in the Montcalm Intrusive Complex remain to be drill tested.

In a continuing effort to evaluate the Montcalm Intrusion, a deep penetrating UTEM survey was completed in September 2008. Although some geophysical anomalies were identified, interpretation by Xstrata personnel suggest that the anomalies are unlikely to reflect mineralization.

The West Timmins Project is currently on hold pending a review of past results, and a re-evaluation of spending priorities for PFN’s projects.

COLDWELL, ONTARIO

On 18 September 2007, the Company announced that it had completed the acquisition of three new PGM projects within the Alkaline Coldwell Intrusive Complex (CIC), which hosts a number of PGM and copper occurrences. The three projects, totalling 71 mineral claims (968 units or 15,487 hectares), have been designated Coldwell West, Coldwell Central and Coldwell South. The projects are 100% owned by PFN and are located approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon, and 40 km west of the prolific Hemlo Gold Camp.

An exploration program of prospecting, lake bottom sediment geochemical sampling, and an airborne EM and magnetic survey was initiated to evaluate the claims. Anomalies generated by these surveys were evaluated in a subsequent work program in the Fall of 2008.  No significant mineralization was identified during the course of this work. A joint venture partner is being sought to further explore the Coldwell Project.

GOODCHILD, ONTARIO

During the previous year, the Company acquired 28 mineral claims by staking in the Goodchild area of Ontario.  The Goodchild property was incorporated into the Coldwell Project described in the preceding paragraph, and a portion of the 2008 Coldwell work program was directed at identifying mineralization on the Goodchild property. As with the Coldwell Project, the Company is currently seeking to attract a joint venture partner to explore the Goodchild property.

WALSH TOWNSHIP, ONTARIO

By agreement dated 1 January 2008 the Company may earn up to a 100% interest in the Walsh Township Option. The property is located on the west side of the CIC west of Marathon in northern Ontario.  This property has been grouped into the Coldwell Project.

A program of prospecting and geochemical sampling was completed on the Walsh property in the Fall of 2008.  No significant results were obtained, and the Company terminated the option agreement on this property in November, 2008.

 SWAYZE JOINT VENTURE, ONTARIO (OLD: NICKEL MUIR, ONTARIO)

The Company entered into a 50/50 joint venture agreement with Benton Resources Corp. on 12 February 2008 to jointly explore three properties (Tooms, Heenan and Kenagami) in the Swayze greenstone belt. Benton acts as operator for the project and is responsible for carrying out all exploration activities.

The Swayze Project is situated approximately 100 km south-west of Timmins, Ontario. The project lies within the Swayze greenstone belt, which represents the western extension of the Abitibi greenstone belt. The latter terrane hosts numerous nickel deposits including the producing Redstone (Liberty) mine and the newly discovered Golden Chalice occurrence.

In July 2008, a helicopter-borne magnetic and electromagnetic (VTEM) survey was completed over the Tooms property. Mapping and prospecting was also completed during the summer of 2008, and several gold occurrences were evaluated on the Heenan claim block. Approximately 500 meters of diamond drilling was completed on the Heenan gold showings in September 2008. Several zones of anomalous gold mineralization were identified, but intersection widths were not significant.

Due to the downturn in commodity prices, Benton Resources and PFN are currently re-evaluating 2009 exploration plans for the Swayze joint venture.

RAGLAN HILLS JOINT VENTURE, ONTARIO (OLD: SOUTH RENFREW, ONTARIO)

On 11 December 2007 the Company entered into a 50/50 joint venture agreement with First Nickel Inc. (“First Nickel”) to undertake exploration on certain properties known as the Raglan Hills Project. The two companies participate equally in a single purpose, unincorporated Joint Venture to carry out mineral exploration on the project.

First Nickel will act as operator and is responsible for completing all exploration activities. The Raglan Hills Project is situated northeast of Bancroft, Ontario, and consists of 21 claim blocks totalling 2,752 hectares. The property overlies the Raglan Hills Complex, a differentiated mafic intrusion composed primarily of meta-gabbro with lesser proportions of meta-pyroxenite.  In July 2008, the joint venture completed an AeroTem III and AeroTem IV geophysical survey. Follow-up prospecting was completed in the Fall of 2008, with numerous potential drill targets identified.

Due to the downturn in commodity prices, PFN has informed First Nickel Inc that it will not participate in the funding of a 2009 exploration program.

EAST SUDBURY, ONTARIO

During the previous year, the Company acquired 124 mineral claims by staking in the Sudbury area of Ontario.  A limited field program of prospecting and soil sampling was undertaken in late fall of 2008. No significant results were obtained from this work, and the Company has terminated the project.

NORTH DULUTH, ONTARIO

During the previous year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario. The Company has completed a geophysical program on the project. No further work has been undertaken on the property.

SOQUEM - TAUREAU, QUéBEC

The Company entered into a 50/50 joint venture cooperation agreement with SOQUEM Inc. ("SOQUEM") in order to evaluate the PGM potential within a designated Area of Mutual Interest ("AMI") in south-eastern Québec,. All funding will be shared on a 50/50 basis. Soquem is the operator of the project.

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM's head office is located in Val d'Or, with a regional office in Chibougamau.

The Taureau reconnaissance program continued to evaluate mafic intrusions for PGM mineralization in the defined AMI within the Grenville Province of Québec during 2008. A budget of $370,000 was approved for 2008. There were no significant assay results reported from the field evaluation programs. A review of 2008 results and a proposed work program for 2009 is expected to be submitted by Soquem in March 2009.

SOQUEM - CHENEVILLE, QUéBEC

A separate joint venture agreement was signed with SOQUEM in 2006 resulting from PGM assay values (average of two samples was 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni) returned from a showing in the Cheneville intrusion in Québec. These results led to a staking program, which was subsequently followed by an airborne survey that identified magnetic and conductive anomalies. These were evaluated with follow-up prospecting, geophysical, trenching and mapping programs. A drill program targeting the Cheneville showing was completed in November 2008. The results of these programs were not encouraging, and the Chenneville Project will not be pursued in 2009.

GLITTER LAKE, QUéBEC

The Glitter Lake Project is an option from CanAlaska Uranium Ltd. (“CanAlaska”) in which the Company can earn 50% with a working commitment. The property is on strike with the Horden Lake Ni-Cu occurrence and has seen a number of historical drill holes testing the mineralization.

On 1 April 2008 the Company signed an amended agreement with CanAlaska whereby in order to maintain the option, a total of $200,000 may be spent by 15 April 2009 with an additional $300,000 to be spent by 15 April 2010. To date PFN has completed exploration expenditures in the amount of $268,161 fulfilling its 2003 and 2007 exploration commitments.

On 30 January 2009, PFN and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake property to PFN in consideration of PFN assuming CanAlaska’s remaining lease obligation of approximately $83,600 with respect to it’s Kerrisdale office location to the end of the lease term in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake Project.

FIEDMONT, QUéBEC

In December, 2008, the Company entered into an option agreement with Kinbauri Gold Corp. to earn a 60% interest in the approximately 8,000 ha Fiedmont PGM property. The property is situated approximately 15km northeast of Val d’Or QC. PFN will pay $98,000, give 150,000 shares and complete $400,000 in work expenditures by 30 November 2010 to vest.  A 60 (PFN)/40 (Kinbauri) joint venture comes into effect after vesting.

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 g/t Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 meters. The property has seen very little work since its discovery in 2002. PFN will conduct an initial drilling program in March, 2009 to test the mineralization along strike and down dip.

NICKEL PLATS, SASKATCHEWAN

The Company optioned the Nickel Plats property in 2007 from Diamond Hunter Ltd. The property is located approximately 50 km north of Laronge, Saskatchewan. The property covers a nickel-copper occurrence (historic resource of 1.7 million tons grading 0.74% combined nickel-copper).within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

A property acquisition program was initiated adjacent to the Nickel Plats property in 2007. The additional claims cover what are considered to be the strike extensions of the nickel-copper mineralization identified on the Nickel Plats Project, as well as covering additional mafic intrusions in the general vicinity.

A 2284 line kilometre., helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey was completed by Geotech Ltd over the Nickel Plats properties in 2008.  A geophysical interpretative report was completed in late 2008, with a large number of anomalies identified on the property.

A joint venture partner is being sought to further explore the Nickel Plats Project.

NORTH VOISEY, LABRADOR

The Company allowed the North Voisey claims to lapse in September 2008 and has no further plans for this project.

WINTER LAKE, NORTHWEST TERRITORIES

The Winter Lake Property, located northeast of Yellowknife in the Northwest Territories, was acquired by staking in 2007 in an area where a new nickel discovery was reported. The Company is currently seeking a joint venture partner to further develop this project.

GOODNEWS BAY, ALASKA

On 12 April 2006, PFN announced that it had signed an option to acquire up to 100% interest in a long-term exploration and mining lease from Calista Corporation, which encompassed an area of 82 square miles in the Goodnews Bay area. Previous placer operations in the streams draining the project area produced approximately 650,000 troy ounces of platinum. PFN began an exploration program on the Goodnews Bay property with the goal of identifying the lode source of the placer deposits.

In a second agreement dated 26 February 2007, Pacific North West Capital Corp. and Calista Corporation had entered into an option/joint venture agreement with Stillwater Mining Company, granting them the right to acquire up to 60% of its interest in the property.

The exploration programs conducted on the Goodnews Bay project culminated with the completion of a seven-hole, 1706 meter drill program completed over the summer field season of 2008. The drill program targeted platinum mineralization at the Last Chance showing, and at the Susie West soil geochemical anomaly. No significant platinum-palladium mineralization was identified during the program.

On 21 November 2008, Pacific North West Capital Corp. announced the termination of the exploration agreement with Stillwater Mining Company ('Stillwater') (NYSE:SWC) and Calista Corporation on the Goodnews Bay Platinum property.

KANE PROPERTY, ALASKA

During the previous year, the Company acquired certain mineral claims by staking in Alaska. A joint venture partner is being sought to further explore the Kane property.

TONSINA PROPERTY, ALASKA

During the previous year, the Company acquired certain mineral claims by staking in Alaska. A mapping and sampling program was completed on the property in 2007. This program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An induced polarization survey designed to test the extent of the mineralization was completed in the summer of 2008. This was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 meter strike length. Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

S.E. PROPERTY, ALASKA

During the previous year, the Company acquired certain mineral claims by staking in Alaska.

UNION BAY, ALASKA

The Union Bay project is a 50/50 joint venture project with Freegold Ventures Limited (“Freegold”).  No programs were carried out during the past year, although management continues to believe that there are drill targets that warrant future programs on the property.  The Companies are seeking a joint venture partner to further develop this project.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the  audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended 30 April (audited)
	2008	2007	2006
Total Revenues	$ 843,972	$ 196,510	$ 264,895

General and administrative expenses	2,091,920	1,548,266	1,365,123
Mineral property cash costs incurred	3,602,672	834,473	2,317,567
Mineral property cash costs recovered	-	-	(1,233,212)
Income (loss) before other items in total	(2,091,920)	(1,548,266)	(1,365,123)
Basic and diluted loss per share	(0.04)	(0.04)	(0.04)
Net income (loss) from continuing operations in total Basic and diluted loss per share	(883,378) (0.02)	(1,230,764) (0.03)	(1,344,822) (0.04)
Totals Assets	17,087,029	7,315,871	5,681,742
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

SELECTED QUARTERLY FINANCIAL INFORMATION

			For the Quarters Ended (unaudited)
	31 Jan.	31 Oct.	31 Jul.	30 Apr.	31 Jan.	31 Oct.	31 Jul.	30 Apr.
	2009	2008	2008	2008	2008	2007	2007	2007
Total revenues	$190,289	$180,933	$151,526	$276,388	$279,795	$286,183	$41,606	$98,146
Net income(loss)	(508,288)	(439,561)	(420,709)	(60,551)	(71,181)	(87,447)	(664,199)	(268,314)
Net income(loss) per share	(0.01)	(0.01)	(0.01)	0.00	0.00	0.00	(0.01)	(0.01)
Total assets	15,349,321	15,846,635	16,186,568	17,087,029	14,432,495	14,346,726	14,519,672	7,315,871

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

 RESULTS OF OPERATIONS

The nine month period ended 31 January 2009 resulted in a net loss of $1,368,558 which compares with a loss of $822,827 for the same period in 2008.  General and administrative expenses for the nine month period ended 31 January 2009 were $1,889,524, an increase of $467,244 over the same period in 2008. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $218,579 for the nine month period ended 31 January 2009 compared to $318,744 for the same period of 2008, a decrease of $100,165. Salaries and benefits increased by $60,864 for a total of $199,479 compared to $138,615 in the previous year due to the fact that wages of the Chief Financial Officer and Corporate Secretary are included in this period and not in last year’s.  $290,004 was incurred for the development of New Projects. An aggregate stock-based compensation of $539,162 was recorded as compared to $51,830 in the previous year. Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees for the period were $124,453 compared to $295,453 in the previous year, a decrease of $171,049 as several new projects were acquired in the previous year and minimal in the current period. Travel and lodging costs of $65,924 were incurred during the year compared to $160,237 of the same period in 2008; a decrease of $94,313 was due to cutting back in attendance of trade shows. All other general and administrative costs were lower compared to the previous year as no equity financing was made in the current period.  Interest and other income was $192,683, compared to $95,658 in the previous year. $153,868 gain on sale of investment available-for-sale was the result of the sale of 305,188 shares of Freegold held as an investment available-for-sale and $750,548 unrealized loss on investment portfolio as a result of the fair value presentation required in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

During the nine month period ended 31 January 2009, the Company incurred mineral property cash costs of $1,422,302.  An exploration program on the West Timmins Nickel Project cost $40,134 for cumulative expenditures of $3,134,101. Coldwell Project exploration cost $113,489 for a total of $992,580. Swayze Joint Venture Project acquisition and exploration cost $189,724 was incurred. $149,517 in project exploration costs were incurred in the East Sudbury Marathon area. $231,559, was incurred with SOQUEM on the Québec properties, $60,712 was incurred on the Glitter Lake project.  $1,059,592 Project exploration cost was incurred on Goodnews Bay Alaskan project while $1,135,000 cash was received from Stillwater.

LIQUIDITY AND CAPITAL RESOURCES

At 31 January 2009, the Company’s working capital, defined as current assets less current liabilities, was $7,096,788 compared with working capital of $10,088,901 at 30 April 2008.  Flow-through funds of $1,379,295 must be spent before 31 December 2009 on qualified Canadian mineral exploration, and are included in working capital.

The Company has total issued and outstanding of 61,758,008 shares at 31 January  2009.

The Company has a portfolio of investments with a book value of $932,823 and a market value of $171,436 as at 31 January 2009.

On 16 December 2008 the Company paid $120,580  to St. Andrew Goldfields Ltd. on the execution of the letter agreement to purchase 100% interest in the Nixon Fork gold mine located near McGrath, Alaska through the purchase of their wholly owned subsidiary, Mystery Creek Resources Inc.

CONTRACTUAL COMMITMENTS

By agreement effective 1 December 2005 the Company entered into a five-year management agreement with a company controlled by a Director and Chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The Chairman and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement.  The compensation under the original agreement was amended from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.

All terms of the original agreement remained the same.

 The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company. The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on 30 November 2011.

Period ended 31 January	2009	2010	2011	Thereafter

Management agreement	$121,970	$169,247	$169,247	$169,247
Office lease *	$88,963	$175,968	$102,648	-

* In November 2008 the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will then be applied to the end of the term

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.  These estimates are reviewed periodically (at least annually), and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the period ended 31 January 2009.

CHANGES IN ACCOUNTING POLICIES

Effective 1 May 2007, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial

Instrument Standards”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Effective 1 May 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes. The section also requires that the nature and amount of material changes in estimates be disclosed. The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

Section 3855 requires that all financial assets and financial liabilities be measured at fair value on initial recognition except for certain related party transaction. Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in the net income in the period in which they arise. The Company has historically measured these instruments at the lower of cost and market value and any unrealized gains or losses have been included in net income.

COMPREHENSIVE INCOME

Section 1530 introduces other comprehensive income (loss). Comprehensive income (loss) includes both net earnings (losses) and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and any foreign currency gains and losses relating to self-sustaining foreign operations where applicable, all of which are not included in the calculation of net earnings (loss) until realized. The only impact on the Company of adopting these new standards was the recognition of unrealized gains and losses on investments, which has been included as part of shareholders' equity under "Other Comprehensive Loss". As required by the prospective implementation of these new standards, the comparative financial statements have not been restated.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, available-for-sale securities, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value unless otherwise noted.

FUTURE CHANGES IN ACCOUNTING POLICIES

CICA Handbook Section 3862 "Financial Instrument Disclosures" and CICA Handbook Section 3863, "Financial  Instruments - Presentation" requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The

Company is currently assessing the impact of these new accounting standards on its financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RELATED PARTY TRANSACTIONS

During the nine month period ended 31 January 2009, the below related parties were paid the following: a total of $172,660 was paid to a company controlled by the President and Director of the Company for management services; a total of $90,000 was paid to a Company controlled by the Vice-President of Business Development for consulting fees; a total of $106,444 was paid to a Company controlled by the Vice-President Project Development engineering and consulting services and a total of $118,058 was paid to a Company controlled by the former and new Vice-President of Exploration for engineering and consulting services.

Effective 1 February 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the nine month period ended 31 January 2009 $18,000 was paid/accrued to directors.

OUTSTANDING SHARE DATA

The Company is authorized to issue unlimited common shares without par value. As at 31 January 2009, there were 61,758,008 outstanding common shares compared to 61,658,008 outstanding shares at 30 April 2008.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2008	Granted	Exercised	Expired	Cancelled	Number outstanding 31 January 2009	Exercise price per share	Expiry date
525,000	-	-	525,000	-	-	$0.76	10 September 2008
1,525,000	-	-	-	110,000	1,415,000	$0.70	5 November 2009
412,000		-	-	-	412,000	$0.83	28 February 2010

370,000	-	-	-	15,000	355,000	$0.60	3 May 2010
125,000	-	-	-	25,000	100,000	$0.40	3 February 2011
232,500	-	-	-	10,000	222,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
870,000	-	-	-	70,000	800,000	$0.55	18 May 2012
50,000	-	-	-	-	50,000	$0.72	27 June 2012
100,000	-	-	-	100,000	-	$0.70	13 August 2012
280,000	-	-	-	-	280,000	$0.50	11 October 2012
130,000	-	-	-	-	130,000	$0.50	29 October 2012
85,000	-	-	-	-	85,000	$0.50	14 November 2012
1,200,000	-	-	-	-	1,200,000	$0.60	22 February 2013
-	200,000	-	-	100,000	100,000	$0.50	11 June 2013
-	600,000	-	-	-	600,000	$0.50	13/15 August 2013
6,124,500	800,000	-	525,000	430,000	5,969,500

During the year ended 30 April 2008, 2,697,990 performance shares were reserved for issuance at the discretion of the Board. These shares may be issued to such arm's length parties as the Board considers desirable employees/consultants to attract to the Company. To date, 450,000 performance shares have been issued at $0.01 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Canadian GAAP. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the nine month period ended 31 January 2009. All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management continues to review and refine its internal controls and procedures.

RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the       Company’s properties.

OUTLOOK

The Company currently has a joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company also has joint venture agreements with Soquem Inc., Benton Resources Corp. and First Nickel Inc. The Company ended 31 January 2009 with a strong cash position that will enable it to continue its own acquisition and exploration effects in the North American and other jurisdictions.

SUSEQUENT EVENTS

On 12 February 2009 – The Company has exercised the option to acquire from St. Andrew Goldfields Ltd. (TSX: SAS) all of the outstanding shares of Mystery Creek Resources, Inc. (MCR), a wholly owned Alaskan subsidiary of St Andrew Goldfields Ltd. MCR's assets include the Nixon Fork gold mine, located 56 kilometres northeast of McGrath, Alaska.

On 23 February 2009 - The Company announced the appointment of Mr. John Londry to the Board of Directors.  Mr. Londry received his B.Sc. and M.Sc. degrees in Geology from the University of Windsor. For the past 35 years Mr. Londry has been active in the mineral exploration and mining industry. Mr. Londry's considerable experience encompasses grass roots to advanced stage mineral exploration projects in various commodities throughout Canada, the United States and South America. Mr. Londry

has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines, and Battle Mountain Gold, as well as serving as Vice President of Exploration for Pacific North West Capital Corp.

 from 2004 to 2008.

NEW PROJECT ACQUISITION PROGRAM

The additions of Dr. Greg Myers and Dr. Jonathan Findlay to the technical team of PFN are driving an aggressive program to acquire advanced stage base and precious metal properties.  The current downturn in the metals market is providing an excellent opportunity to acquire high quality projects under excellent terms. Several properties located in Mexico, Central America, the United States, and Canada are under review and the Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill stage projects.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.